
April 14, 2023

Steven J. Johnston
Chairman and Chief Executive Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, OH 45014

> **Re: Cincinnati Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed April 5, 2023**
> **File No. 333-271136**

Dear Steven J. Johnston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Amy Shepherd